EXHIBIT 12.1

STATEMENT REGARDING COMPILATION OF NOTICES OF EARNING

TO FIXED CHARGES AND PREFERENCE DIVIDENDS

Ratio of Earnings to Fixed Charges and Preference Dividends

	Year Ended December 31,
	2007	2006	2005	2004	2003
Pre-tax income from continuing operations	13,793	11,878	10,679	12,065	10,268
Add:
Interest exp	950	1,941	684	241	160
Amort of capitalized interest	—	—	—	—	—
Distriubred income of equity investees	—	—	—	—	—
Pre-tax equity investee loss inc guarantee charges	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—
Preferred security dividend requirements	—	—	—	—	—
Minority interest in pre-tax income of subs not incur fixed charge	—	—	—	—	—

Earnings	14,743	13,819	11,363	12,306	10,428

Fixed Charges
Interest expense, net	950	1,941	684	241	160
Amortized premiums, discounts and cap items for indebtedness	—	—	—	—	—
Rental expense interest estimate	39	35	30	15	12
Preferred dividend requirements	—	—	—	—	—

Total fixed charges	989	1,976	714	256	172

Ratio of earnings to fixed charges	14.91	6.99	15.91	48.00	60.77